Exhibit D

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-159803) of Gafisa S.A. of our report dated June 5, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to the retrospective application of SFAS No. 160, as to which the date is November 13, 2009) relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in Gafisa S.A.’s current report on Form 6-K furnished to the Securities and Exchange Commission on November 13, 2009.

/s/ PricewaterhouseCoopers Auditores Independentes
São Paulo, Brazil
November 13, 2009

 D-1